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                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2003


                      CONSOLIDATED MERCANTILE INCORPORATED
                 (Translation of registrant's name into English)

                    106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

                                  EXHIBIT LIST


Included in this Report on Form 6-K:

Press release issued March 3, 2003

PRESS RELEASE ISSUED MARCH 3, 200

CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE


Toronto, Ontario - March 3, 2003 -
Consolidated Mercantile Incorporated (T.S.E. - "CMC" - common)
(NASDAQ - "CSLMF" - common)


Consolidated Mercantile Incorporated reports preliminary unaudited year-end financial results. All dollar references are in CDN$.

Consolidated Mercantile Incorporated reports preliminary unaudited financial results for the fiscal year ended December 31, 2002.

Revenues increased by 7% to approximately $241 million from $226 million in 2001. Earnings from Operations increased 33% to $24 million compared to $18 million in the preceding year. Earnings for the year increased to $1.04 per share prior to a non-recurring provision for the early repayment of a portion of the Company's outstanding convertible debenture which reduced earnings to $0.92 per share. This compares with earnings of $0.40 per share in 2001.

The growth in sales was attributable to the Company's successful marketing to new customers. We achieved higher gross margins due to absorption of fixed manufacturing costs over the increased sales as well as reduced operating costs due to our investment in new equipment and facilities. Indications are that the Company will continue to experience a growth in profitability as Management continues to actively explore additional opportunities as part of a program to build shareholder equity.

The Company recently entered into an agreement to acquire 75% of the shares of a Quebec based manufacturer of reflective insulation products designed to reduce energy costs. The acquisition provides added marketing strength to increase sales of reflective bubble insulation products in North America and to gain entry into the European market. The acquisition is scheduled to close in March 2003.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including packaging, swimming pool products, furniture and finance.


"Safe Harbour" statement under the Private Securities Reform Act of 1995: this release contains forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to product pricing, competitive market conditions, financial data, and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact

Stan Abramowitz, Secretary
(416) 920-0500

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                      CONSOLIDATED MERCANTILE INCORPORATED


Date: February 5, 2004


                             By:/s/DANIEL S. TAMKIN
                        Daniel S. Tamkin, Vice President